Filed Pursuant to Rule 433
Registration No. 333-140732

PRICING TERM SHEET

7.375% Notes Due 2019

Issuer:	CSX Corporation
Security:	7.375% Notes due 2019
Size:	$500,000,000
Maturity Date:	February 1, 2019
Coupon:	7.375%
Interest Payment Dates:	February 1st and August 1st, commencing August 1st, 2009
Price to Public:	99.361%
Benchmark Treasury:	3.750% due November 15, 2018
Benchmark Treasury Yield:	2.216%
Spread to Benchmark Treasury:	+525 bp
Yield:	7.466%
Make-Whole Call:	T + 50 bp
Expected Settlement Date:	January 20, 2009
CUSIP:	126408 GQ0
Anticipated Ratings:	Baa3 (Stable) by Moody’s Investors Service, Inc. BBB– (Negative) by Standard & Poor’s Ratings Services BBB– (Stable) by Fitch Ratings Ltd.
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities Inc. UBS Securities LLC
Senior Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated
Co-Managers:	Mitsubishi UFJ Securities International plc Mizuho Securities USA Inc. Scotia Capital (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling  Credit Suisse Securities (USA) LLC toll free at  1 (800) 221-1037, J.P. Morgan Securities Inc. at 1-212-834-4533 or UBS Securities LLC toll free at 1 (877) 827-6444 ext 561-3884.